08002815

RECEIVED

2008 MAY 27 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 May 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Ltd

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited first quarter financial statement of the Group for 2008.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

PROCESSED
MAY 29 2008
THOMSON REUTERS

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\gracewong\letter\MEDIA\1st-quarter results.doc
UOL/3.2.3/(gw/nur)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	Notes	Group		
		First Quarter Ended 31 March		
		2008	2007	+ / (-)
		$'000	$'000	%
Revenue	A	161,718	145,738	11
Cost of sales		(78,496)	(78,017)	1
Gross profit		83,222	67,721	23
Other income				
- Finance income	B	3,316	1,917	73
- Miscellaneous		1,664	1,211	37
Expenses				
- Marketing and distribution		(5,284)	(4,679)	13
- Administrative		(12,566)	(8,535)	47
- Finance		(4,723)	(3,423)	38
- Other operating		(15,427)	(13,347)	16
Share of profit of associated companies		9,962	5,310	88
Profit before other gains and income tax		60,164	46,175	30
Other gains	C	-	38,240	(100)
Profit before income tax	D	60,164	84,415	(29)
Income tax expense	E	(9,693)	(2,939)	230
Net profit		50,471	81,476	(38)
Attributable to:				
Equity holders of the Company		42,851	76,054	(44)
Minority interests		7,620	5,422	41
		50,471	81,476	(38)

1(a)(ii) Notes to the Income Statement

	Group		
	First Quarter Ended 31 March		
	2008	2007	+/ (-)
	$'000	$'000	%
A Revenue			
Revenue from property development	43,775	46,889	(7)
Revenue from property investments	28,378	24,318	17
Gross revenue from hotel operations	83,710	72,249	16
Revenue from management services	5,855	2,282	157
	161,718	145,738	11
B Finance income			
Interest income	1,804	1,848	(2)
Foreign exchange gain (net)	1,512	69	n.m.
	3,316	1,917	73
C Other gains			
Gain on sale of an investment property	-	37,050	(100)
Fair value reserve transferred to income statement on disposal of available-for-sale financial assets	-	1,190	(100)
	-	38,240	(100)
D Profit before income tax			
Profit before income tax is stated after charging:			
Depreciation and amortisation	9,861	8,473	16
E Income tax expense			
Tax expense attributable to profit is made up of:			
Current income tax			
- Singapore	4,360	3,738	17
- Foreign	2,676	1,346	99
Deferred income tax	2,657	2,771	(4)
	9,693	7,855	23
Effect of change in tax rate on deferred taxation	-	(4,916)	100
	9,693	2,939	230

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group		The Company	
		31.03.08	31.12.07	31.03.08	31.12.07
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		183,659	405,707	591	45,818
Trade and other receivables	A	102,112	80,341	53,584	15,464
Development properties		754,034	854,039	-	-
Inventories		3,524	3,745	-	-
Available-for-sale financial assets		585,729	599,931	585,272	599,471
Other current assets	B	65,836	25,010	2,318	1,446
Current income tax assets		1,908	335	-	-
		1,696,802	1,969,108	641,765	662,199
Non-current assets					
Trade and other receivables		157,122	153,171	581,237	562,251
Available-for-sale financial assets		673,504	685,979	39,549	39,549
Associated companies		287,084	277,431	112,584	112,584
Subsidiaries		-	-	1,301,487	1,301,487
Investment properties	C	2,292,322	2,284,659	426,205	420,391
Property, plant and equipment	D	1,051,790	696,635	1,138	1,042
Intangibles		38,836	39,225	-	-
Other assets		-	71,096	-	-
Deferred income tax assets		4,444	5,043	-	-
		4,505,102	4,213,239	2,462,200	2,437,304
Total assets		6,201,904	6,182,347	3,103,965	3,099,503
LIABILITIES					
Current liabilities					
Trade and other payables		109,785	135,666	338,304	333,536
Current income tax liabilities		124,570	117,609	77,928	77,863
Bank overdrafts		1,845	934	-	-
Bank loans		274,158	259,084	249,800	231,100
		510,358	513,293	666,032	642,499
Non-current liabilities					
Bank loans		780,324	772,947	-	-
3.34% unsecured fixed rate note due 2012		149,546	149,519	149,546	149,519
Unsecured floating rate note due 2012		99,696	99,678	99,696	99,678
Loans from minority shareholders of subsidiaries		40,817	40,347	-	-
Rental deposits		21,112	21,180	3,470	2,657
Retention monies		6,811	5,862	1,350	1,357
Provision for retirement benefits		2,087	2,035	-	-
Deferred income tax liabilities		207,414	208,360	94,351	97,974
		1,307,807	1,299,928	348,413	351,185
Total liabilities		1,818,165	1,813,221	1,014,445	993,684
NET ASSETS		4,383,739	4,369,126	2,089,520	2,105,819
EQUITY					
Capital & reserves attributable to the equity holders of the Company					
Share capital		1,075,277	1,075,266	1,075,277	1,075,266
Reserves		905,373	939,699	394,651	411,251
Retained earnings		1,975,016	1,932,165	619,592	619,302
		3,955,666	3,947,130	2,089,520	2,105,819
Minority interests		428,073	421,996	-	-
TOTAL EQUITY		4,383,739	4,369,126	2,089,520	2,105,819

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Notes to the Balance Sheet

A Trade and other receivables

The increase in receivables is due mainly to the input tax on payment of the balance 75% of the tendered price for the land parcel at Upper Pickering Street.

B Other current assets

The increase in other current assets is due mainly to deposits paid for sites at Simei and Spottiswoode Park.

C Investment properties

Investment properties are stated at valuation as determined by a firm of independent professional valuers at 31.12.2007. The increase in investment properties is due mainly to expenditure incurred for the redevelopment of Pan Pacific Serviced Suites and progress payments for the One Residency serviced apartments in Kuala Lumpur, Malaysia.

D Property, plant and equipment

The increase relates mainly to the payment for the balance 75% of the tendered price for the land parcel at Upper Pickering Street.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.3.08		As At 31.12.07	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	25,181	250,822	16,253	243,767
Amount repayable after one year	694,695	377,665	698,214	366,126

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the first quarter ended 31 March

	Notes	Group 1st Qtr 2008 $'000	Group 1st Qtr 2007 $'000
Cash flows from operating activities			
Net profit		50,471	81,476
Adjustments for:			
Income tax		9,693	2,939
Non-cash items		(2,086)	4,136
Interest income		(1,804)	(1,848)
Interest expense		4,723	3,423
Fair value reserve transferred to income statement on disposal of available-for-sale financial assets		-	(1,190)
Gain on sale of investment property		-	(37,050)
Operating cash flow before working capital changes		60,997	51,886
Change in operating assets and liabilities			
Receivables		(62,319)	(61,193)
Development properties		9,917	92,393
Inventories		221	408
Rental deposits		1,885	(1,434)
Payables		(29,299)	(10,680)
		(79,595)	19,494
Retirement benefits paid		-	(24)
Income tax paid		(951)	(332)
Net cash (used in)/ provided by operating activities		(19,549)	71,024
Cash flows from investing activities			
Proceeds from return of capital from available-for-sale financial assets		-	3,055
Purchase of available-for-sale financial assets		(5,927)	-
Net proceeds from disposal of available-for-sale financial assets		-	2,727
Payment for interest in associated company		-	(500)
Loans to associated companies		(4,535)	(10,966)
Net proceeds from disposal of property, plant and equipment and investment property	i	27	174,776
Purchase of property, plant and equipment and investment properties	ii	(212,624)	(21,088)
Retention monies (released) / withheld		(332)	766
Interest received		2,053	2,165
Net cash (used in)/ provided by investing activities		(221,338)	150,935
Cash flows from financing activities			
Proceeds from issue of shares		11	245
Loans from minority shareholders of subsidiaries		480	2,150
Net borrowings	iii	24,195	(181,441)
Interest paid		(6,758)	(14,850)
Net cash provided by/ (used in) financing activities		17,928	(193,896)
Net (decrease)/ increase in cash and cash equivalents		(222,959)	28,063
Cash and cash equivalents at 1 January		404,773	126,666
Cash and cash equivalents at 31 March	vi	181,814	154,729

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Notes to the Consolidated Cash Flow Statement

i. Net proceeds from disposal of property, plant and equipment and investment property

The proceeds in 2007 relate mainly to the disposal of Central Plaza at 298 Tiong Bahru Road, Singapore.

ii. Purchase of property, plant and equipment and investment properties

The expenditure for first quarter 2008 relates mainly to the payment for:

(a) the balance 75% of the tendered price for the land parcel at Upper Pickering Street;

(b) the redevelopment of Pan Pacific Serviced Suites at Somerset Road; and

(c) progress payments for the One Residency serviced apartments in Kuala Lumpur, Malaysia.

iii. Net borrowings

A net repayment of bank loans amounting to $181.4 million was made in the first quarter of 2007, mainly from the proceeds of the sale of Central Plaza and progress payments from the sale of Twin Regency.

vi. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	31.03.08	31.03.07
	$'000	$'000
Fixed deposits with financial institutions	137,028	128,542
Cash at bank and on hand	46,631	29,327
Cash and bank balances per balance sheet	183,659	157,869
Fixed deposits pledged as security	-	(2,837)
Bank overdrafts	(1,845)	(303)
Cash and cash equivalents per consolidated cash flow statement	181,814	154,729

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the first quarter ended 31 March 2008

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 January 2008	1,075,266	939,699	1,932,165	421,996	4,369,126
Fair value loss on available-for-sale financial assets	-	(28,752)	-	(227)	(28,979)
Currency translation differences	-	(5,478)	-	(1,316)	(6,794)
Net loss recognised directly in equity	-	(34,230)	-	(1,543)	(35,773)
Net profit for the financial period	-	-	42,851	7,620	50,471
Total recognised gains for the financial period	-	(34,230)	42,851	6,077	14,698
Employee share option scheme					
- value of employee services	-	(96)	-	-	(96)
- proceeds from shares issued	11	-	-	-	11
Balance at 31 March 2008	1,075,277	905,373	1,975,016	428,073	4,383,739

Group Statement of Changes in Equity for the first quarter ended 31 March 2007

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 January 2007					
As previously reported	1,071,987	1,170,697	913,320	293,547	3,449,551
Effects of adopting new standards					
- FRS 40 Investment Property	-	(391,223)	391,223	-	-
- FRS 12 Income Taxes	-	(22,206)	-	(2,079)	(24,285)
As restated	1,071,987	757,268	1,304,543	291,468	3,425,266
Change in tax rate	-	9,233	-	70	9,303
Fair value gains on available-for-sale financial assets	-	208,639	-	413	209,052
Net fair value gain arising from the transfer of owner-occupied property to investment properties	-	423	-	122	545
Currency translation differences	-	874	-	503	1,377
Net gains recognised directly in equity	-	219,169	-	1,108	220,277
Net profit for the financial period	-	-	76,054	5,422	81,476
Total recognised gains for the financial period	-	219,169	76,054	6,530	301,753
Employee share option scheme					
- proceeds from shares issued	245	-	-	-	245
Balance at 31 March 2007	1,072,232	976,437	1,380,597	297,998	3,727,264

1(d)(i) Company Statement of Changes in Equity for the first quarter ended 31 March 2008

	Share Capital	Reserves	Retained Earnings	Total Equity
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2008	1,075,266	411,251	619,302	2,105,819
Fair value loss on available-for-sale financial assets	-	(16,504)	-	(16,504)
Net profit for the financial period	-	-	290	290
Total recognised loss for the financial period	-	(16,504)	290	(16,214)
Employee share option scheme				
- value of employee services	-	(96)	-	(96)
- proceeds from shares issued	11	-	-	11
Balance at 31 March 2008	1,075,277	394,651	619,592	2,089,520

Company Statement of Changes in Equity for the first quarter ended 31 March 2007

	Share Capital	Reserves	Retained Earnings	Total Equity
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2007				
As previously reported	1,071,987	489,121	313,699	1,874,807
Effects of adopting new standards				
- FRS 40 Investment Property	-	(121,878)	121,878	-
- FRS 12 Income Taxes	-	(5,168)	-	(5,168)
As restated	1,071,987	362,075	435,577	1,869,639
Change in tax rate	-	8,990	-	8,990
Fair value gains on available-for-sale financial assets	-	61,190	-	61,190
Net gains recogised directly in equity	-	70,180	-	70,180
Net loss for the financial period	-	-	(329)	(329)
Total recognised gains for the financial period	-	70,180	(329)	69,851
Employee share option scheme				
- proceeds from shares issued	245	-	-	245
Balance at 31 March 2007	1,072,232	432,255	435,248	1,939,735

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2008, the issued share capital of the Company was increased as follows:

	Number of Ordinary Shares
Issued share capital as at 1 January 2008	796,055,154
Issue of ordinary shares arising from the exercise of 2004 Options granted under the UOL 2000 Share Option Scheme	5,000
Issued share capital as at 31 March 2008	796,060,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of:

	31.03.08	31.03.07
Options granted under the UOL 2000 Share Option Scheme:		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	42,000	42,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	190,000	190,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	222,000	424,000
- 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share	192,000	340,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	527,000	1,300,000
- 2007 Options during the option period from 16 Mar 2008 to 15 Mar 2017 at the exercise price of $4.91 per share	1,086,000	-
	2,259,000	2,296,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	1st Quarter 2008	1st Quarter 2007
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 5.38	cents 9.57
(ii) On a fully diluted basis	cents 5.38	cents 9.56

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31.03.08	31.12.07	31.03.08	31.12.07
Net asset value per ordinary share	$4.97	$4.96	$2.62	$2.65
Net tangible asset backing per ordinary share	$4.92	$4.91	$2.62	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the first quarter of 2008 increased by $16.0 million or 11% to $161.7 million from $145.7 million in the corresponding period of 2007. The increase in revenue came largely from improved performance of the Group's hotels in Singapore, Australia and Vietnam. Revenue from property investments also improved due to higher rental rates achieved for the Group's investment properties. Revenue from property development was marginally lower in the absence of revenues from Twin Regency and Newton Suites which were completed in 2007.

Marketing and administrative expenses were higher mainly because of the inclusion of such expenses recorded by Pan Pacific Hotels and Resorts Pte Ltd which was acquired in July 2007. The increase in other operating expenses was due mainly to higher property taxes. Finance expense was higher due to interest incurred to fund the Group's property acquisitions.

The share of profit of associated companies was higher and includes the share of the progressive recognition of income from the sale of units in one-north residences and Le Marquis in Shanghai, China. It also includes the profit contribution from Marina Centre Holdings Pte Ltd and Aquamarina Hotel Pte Ltd.

The Group's pre-tax profit in the first quarter of 2008 was $60.2 million, a decrease of 29% over the profit of $84.4 million in the previous corresponding period which included a gain of $37.1 million from the sale of Central Plaza. The Group's profit before other gains and income tax for the first quarter of 2008 was $60.2 million, an increase of 30% or $14.0 million over the profit of $46.2 million achieved for the first quarter of 2007. The improvement was due to better performance of the Group's hotels, and higher income from property investments, property development and associated companies.

Income tax expense in the first quarter of 2007 was lower as a result of the $4.9 million write-back of deferred income tax following the reduction in Singapore corporate tax rate from 20% to 18%.

Group net attributable profit in the first quarter of 2008 was $42.9 million or a decrease of 44% or $33.2 million compared to the profit in the first quarter of 2007.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The volatility in the global financial markets and the rise in global inflation have created uncertainties in the business and economic outlook. Sentiments in the private residential market are likely to remain cautious while the increase in rental rates for office space is likely to be more moderate. The Company is cautiously optimistic on the outlook of the tourism sector in Singapore and most of the region.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the first quarter ended 31 March 2008.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the first quarter ended 31 March 2008 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
14 May 2008

END